                                  FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                  FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                               [FEE REQUIRED]

For the fiscal year ended: June 30, 2001
                           -------------
Commission file number:    0-12751
                           -------------

                  DeVry  Inc. Profit Sharing Retirement Plan
                  ------------------------------------------
A. Full title of the plan:



                  DeVry Inc.
                  ONE TOWER LANE, SUITE 1000
                  OAKBROOK TERRACE, ILLINOIS  60181
                  ------------------------------------------
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:



                             REQUIRED INFORMATION

The Plan's audited financial statements and other required information are attached on the following pages.



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   DeVry Inc. Profit Sharing Retirement Plan
                                   -----------------------------------------
                                                 (Name of Plan)



Date: December 21, 2001            By: /s/  Marilynn J. Cason
      -----------------               ---------------------------------
                                      Marilynn J. Cason - Administrator


                           Total Number of Pages 14

                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN

                  REPORT ON AUDITED FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL SCHEDULE

                    YEARS ENDED JUNE 30, 2001 AND 2000

                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN



                            TABLE OF CONTENTS



                                                                 Pages
                                                                 -----
        Independent Auditors' Report                              4-5

        Financial Statements:

          Statements of Net Assets Available for Benefits          6

          Statements of Changes in Net Assets Available
           for Benefits                                            7

          Notes to Financial Statements                           8-13

        Supplemental Schedule:

          Schedule of Assets Held for Investment Purposes         14

                        Independent Auditors' Report
                        ----------------------------

To the Participants and Administrator of The DeVry Inc. Profit Sharing Retirement Plan


We have audited the accompanying statement of net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan (the Plan) as of June 30, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of June 30, 2000 were audited by other auditors whose report dated
December 22, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan as of June 30, 2001 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at June 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Hill, Taylor LLC
October 24, 2001

                                DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        JUNE 30, 2001 AND 2000



                                                2001                2000
                                           -------------       -------------
    Assets
    ------
Investments, at market value               $ 148,801,272       $ 148,724,260

Receivables:
        Accrued investment income                 15,274                   -
        Employee 401(k) contributions            391,870             347,049
        Company contributions                  3,819,966           3,381,483
                                           -------------       -------------
Net Assets Available for Benefits          $ 153,028,382       $ 152,452,792
                                           =============       =============








The accompanying notes are an integral part of these financial statements.

                                DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN

                   STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR BENEFITS

                   YEARS ENDED JUNE 30, 2001 AND 2000



                                                2001                2000
                                            ------------        ------------
Additions to net assets available for
 plan benefits attributed to:
   Employee 401(k) contributions            $  8,810,870        $  8,441,077
   Employer 401(k) matching contributions      1,964,715           1,606,209
   Company discretionary contributions         3,733,278           3,307,826
   Assets transferred from other plans           230,635           1,466,907
   Interest and dividends on invested funds    3,461,598           3,571,649
   Realized and unrealized gains
    on invested funds                          3,907,879          13,296,427
                                            ------------        ------------
       Total additions                        22,108,975          31,690,095
                                            ------------        ------------
Deductions from net assets available for
 plan benefits attributed to:
   Investment and administrative expenses        146,982             300,660
   Distributions to employees                  7,162,205          11,264,294
   Realized and unrealized losses
    on invested funds                         14,224,198             833,234
                                            ------------        ------------
       Total deductions                       21,533,385          12,398,188
                                            ------------        ------------
       Net additions                             575,590          19,291,907

Net assets available for plan benefits:
 Beginning of year                           152,452,792         133,160,885
                                            ------------        ------------
 End of year                                $153,028,382        $152,452,792
                                            ============        ============



The accompanying notes are an integral part of these financial statements.

                                DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN

                     NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED JUNE 30, 2001 AND 2000



1. General Description of the Plan:
   -------------------------------
The following brief description of the DeVry Inc. Profit Sharing Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan, as amended, is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974(ERISA). The Plan covers all United States of America employees of DeVry Inc. (the Company), and its subsidiaries, eligible on the date of hire to make employee contributions. Participants are eligible for the Company's matching contributions and profit sharing contributions after completing one year of service with 1,000 hours. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan. The Plan covered 3,176 and 2,787 of the Company's employees at June 30, 2001 and 2000, respectively. This includes 839 and 457 former employees for whom benefits had not yet been distributed as of June 30, 2001 and 2000.

The Company is the administrator of the Plan. On July 1, 2000, the Company engaged American Express Retirement Services to perform certain administrative and record keeping services, which were previously performed by Merrill Lynch/ Howard Johnson & Company. Effective July 1, 2000, American Express Retirement Services is the Plan's trustee, which replaced Bank of America, former trustee of the Plan. Along with this change, many of the investment funds previously offered were replaced with funds offering a larger array of investment styles. The Bank of America Large Cap Core Fund (Large Cap Core Fund), the DeVry Inc. Stock Fund and the CIGNA Income Fund were retained as investment choices.

Pursuant to the Plan, eligible employees may elect to contribute from 1-15% of their annual eligible compensation on a before-tax basis as limited by the Internal Revenue Code. Highly compensated employees of the Company, as defined by the Internal Revenue Code, are limited to contributing a maximum of 10% of their compensation. In accordance with the Internal Revenue Code, eligible employees could contribute a maximum of $10,500 during calendar years 2001 and 2000, respectively.

The Company makes a matching contribution for all participants who have elected

   -------------------------------------------
to make 401(k) contributions. This matching contribution is equal to 1% of gross pay if a participant contributes 1% of his or her eligible compensation. The matching contribution is 2% if a participant contributes 2% or more of his or her eligible compensation. The Company may also make a discretionary contribution in an amount determined annually by its board of directors.

Participants in the Plan may elect each month to invest their contributions and previous account balances in 1% increments in any of the funds described below. However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

U.S. Government Securities Fund II - Invests in direct U.S. Government obligations including Treasury bills and other short-term securities backed by the full faith and credit of the U.S. Government. The assets are managed by American Express Trust Company as part of the American Express Trust U.S. Government Securities Fund II.

Income Fund - Invests in commercial mortgages and privately placed and publicly traded fixed income securities, including corporate bonds, asset-backed securities and residential mortgage bonds. The assets are invested in the CIGNA Income Fund.

Bond Fund - Invests in high-quality, highly liquid fixed income securities. The Fund may invest in investment grade fixed-income securities, including U.S. Government (and agency) securities, corporate bonds, mortgage-related securities, and asset backed securities. The assets are invested in the American Express Bond Fund (Class Y).

Balanced Fund - Invests in a broadly diversified portfolio of high yielding securities including common stocks, preferred stocks, convertible securities and bonds. Emphasis is placed principally on current income with capital growth a secondary consideration. The assets are invested in the AIM Balanced Fund (Class A).

Equity Index Fund - Invests in a portfolio consisting of common stocks of the S&P 500 Index, an unmanaged index. The assets are managed by American Express Trust Company as part of the American Express Trust Equity Index Fund I.

Income and Growth Fund - Invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. The assets are invested in the American Century Income & Growth Fund (Advisor Class).

Growth Fund - Invests in a portfolio of companies with significant growth potential due to superiority in technology, marketing, or management. Stocks of these companies may be subject to more price volatility than the stock market as a whole. The assets are invested in the American Express New Dimensions Fund (Class Y).

   -------------------------------------------
Large Cap Core Fund - Typically owns between 90 and 120 different stocks diversified across industry sectors similar to the S&P 500 Index. The assets are invested in the Bank of America Large Cap Core Equity Fund.

International Fund - Invests in common stocks of issuers outside the United States with expected high growth rates, financial strength, a high current valuation, management expertise and innovation. The assets are invested in the Janus Overseas Fund.

Emerging Growth Fund - Invests in common stocks of small or medium-sized companies. Stocks of these companies may be subject to abrupt or erratic price movements. Some of these companies may also have fewer financial resources. The assets are managed by American Express Trust Company as part of the American Express Trust Emerging Growth Fund II.

DeVry Inc. Stock Fund - Invests only in the common stock, $0.01 par value, of the Company. The assets are managed by the Plan's trustee, American Express Trust Company.

The number of participants in each of the Plan's funds was as follows:

                                                              June 30
                                                        -----------------
                                                         2001        2000
                                                        -----       -----
        U.S. Government Securities Fund II              1,172           -
        Government Securities Money Market Fund             -       1,420
        Participating Investment Contract                   -       1,076
        Income Fund                                     1,075           -
        Bond Fund                                         490         378
        Balanced Fund                                   1,125       1,086
        Equity Index Fund                                 250           -
        Income and Growth Fund                            218           -
        Growth Fund                                       314           -
        Large Cap Core Fund                             1,736       1,848
        International Fund                                408           -
        Emerging Growth Fund                            1,492           -
        Aggressive Growth Equity Fund                       -       1,380
        DeVry Inc. Stock Fund                           1,527       1,523

Participants are fully vested in their 401(k) contributions and related investment earnings or losses. Participants vest in the Company's matching and discretionary contributions and related investment earnings and losses based upon the following vesting schedule:

   -------------------------------------------

		Years of Service	Vesting %
                ----------------        ---------
                         1                20%
                         2                40%
                         3                60%
                         4                80%
                         5               100%

Participant contributions and the Company's contribution for its 1% or 2% match of compensation of participants who make 401(k) contributions on a before-tax basis are allocated after each payroll to participants' accounts. The Company's discretionary contribution, if any, is allocated to participants' accounts following the end of the plan year for which the contribution is declared. As of June 30, 2001, the discretionary contribution of $3,733,278 for the plan year 2001 has not yet been allocated to participants' accountants. Interest, dividends and investment gains or losses are allocated to participants' accounts daily. Allocations are based upon participants' earnings, seniority or account balances as defined in the Plan. Forfeitures of the unvested or unclaimed portions of former participants' balances are annually allocated to the accounts of the remaining participants.

Former employees may elect to receive a lump sum distribution or, under certain circumstances, to maintain their vested account balances in the Plan but they are not eligible to receive any future Company matching or discretionary contributions.

Active participants may, under certain circumstances, withdraw a portion of their 401(k) account balance. These withdrawals may be in the form of loans which are to be repaid with interest over a period not to exceed five years (ten years under certain limited circumstances). Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The interest rate is based on the prime rate plus 1%. Loans are repaid through payroll deductions. Permanent withdrawals of contributions, but not earnings, may also be made if the Internal Revenue Service (IRS) defined hardship conditions are met. A permanent withdrawal is treated as a taxable distribution to the participant. Upon retirement or after age 59 1/2, participants may elect a lump sum distribution or one of several annuity payment plans.

The Company anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants' accounts will be allocated in accordance with the provisions of the Plan. The resultant participants' accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

2. Summary of Significant Accounting Policies:
   ------------------------------------------
(a) Basis of Accounting
    -------------------
The financial statements of the Plan are prepared on the accrual basis of accounting.

(b) Use of Estimates
    ----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(c) Risk and Uncertainties
    ----------------------
The Plan provides for various investment options in several mutual funds. Investing in mutual funds presents various risks, such as interest rate and market volatility. Due to the level of risk associated with certain investment options and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net asset available for benefits and the statements of changes in net assets available for benefits.

(d) Contributions
    -------------
Contributions from participants are recorded in the period payroll deductions are made. The Company's 401(k) matching contributions are recorded in the same period as the participant contributions are made. The Company's discretionary contribution, if any, is recorded in the period for which the contribution is declared.

(e) Valuation and Income Recognition
    --------------------------------
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and collective investment trusts are valued at the net asset value of shares or units held by the plan at year end. Participant loans receivable are stated at cost which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(f) Expenses
    --------
Investment expenses incurred by the manager of the funds and directly related

   ------------------------------------------------------
administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by the Company.

3. Investments:
   -----------
The following presents investments (all are participant-directed) that represent 5 percent or more of the Plan's net assets.

                                                                June 30
                                                      ---------------------------
                                                         2001            2000
                                                     ------------    ------------
	American Express Trust U.S. Government
         Securities Fund II (5,073,302.990 units
         at June 30, 2001)                           $  5,073,303    $          -
	CIGNA Income Fund (3,000,809.640 and
         2,836,607.492 units at June 30, 2001 and
         2000, respectively)                           31,904,608      28,366,075
	AIM Balanced Fund (Class A) (308,202.690
         units at June 30, 2001)                        8,527,968               -
	Fidelity - Balanced Fund (472,232.370 units
         at June 30, 2000)                                      -       8,896,858
	DeVry Inc. Common Stock (2,278,338.636
         and 1,920,207.803 units at June 30, 2001
         and 2000, respectively)                       24,663,016      19,201,636
	Bank of America Large Cap Core Fund
         (6,044,609.999 and 6,454,972.698 units
         at June 30, 2001 and 2000, respectively)      49,396,553      63,979,625
	American Express Trust Emerging Growth
         Fund II (945,279.886 units at June 30, 2001)  17,562,355               -
	Chesapeake - Aggressive Growth Equity Fund
         (798,664.447 units at June 30, 2000)                   -      19,343,653
        All other investments                          11,673,469       8,936,413
                                                     ------------    ------------
                                                     $148,801,272    $148,724,260
                                                     ============    ============


4. Tax Status:
   ----------
The Plan has received a favorable determination letter from the Internal Revenue Service dated April 20, 1995. Furthermore, the Company believes the Plan has been administered in accordance with Internal Revenue Code requirements and is therefore exempt from federal income taxes.


                                DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN

                FORM 5500, SCHEDULE H, PART IV, ITEM (i)

            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AT JUNE 30, 2001


(a)               (b)                             (c)                       (d)               (e)
	Identity of issue, borrower,
        Lessor, or similar party        Description of Investments          Cost         Current Value
        ----------------------------    --------------------------      ------------     -------------
  *     American Express Trust          U.S. Government Securities
                                        Fund II (5,073,302.990 units)   $  5,073,303     $  5,073,303

	Connecticut General Life	CIGNA Income Fund
         Insurance Company              (3,000,809.640 units)             30,154,898       31,904,608

  *     American Express Trust          AXP Bond Fund (Class Y)
                                        (607,931.175 units)                2,891,226        2,893,752

        AIM Advisors, Inc.              AIM Balanced Fund (Class A)
                                        (308,202.690 units)                9,993,492        8,527,968

  *     American Express Trust          American Express Trust Equity
                                        Index Fund I (35,917.007 units)    1,395,263        1,283,925

        American Century                American Century Income &
                                        Growth Fund (Advisor Class)
                                        (32,264.425 units)                   982,277          929,861

  *     American Express Trust          AXP New Dimensions Fund
                                        (Class Y) (61,467.762 units)       1,967,844        1,593,859

        Bank of America                 Large Cap Core Fund
                                        (6,044,609.999 units)             59,911,332       49,396,553

	Janus Capital Corporation	Janus Overseas Fund
                                        (72,257.146 units)                 2,244,290        1,617,115

  *     American Express Trust          American Express Trust
                                        Emerging Growth Fund II
                                        (945,279.886 units)               21,718,288       17,562,355

  *     American Express Trust,         DeVry Stock Fund
         Trustee                        (2,278,338.636 units)             22,875,766       24,663,016

  *     American Express Trust,         Participant Loans (Interest
         Trustee                        rates of 7% to 10.50%)                     -        3,351,416

  *     American Express Trust          Cash                                   3,541            3,541
                                                                        ------------     ------------
                                                                        $159,211,520     $148,801,272
*Indicates party-in-interest.                                           ============     ============
